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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COMMERCEPLANET, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    20084U100
                                 --------------
                                 (CUSIP Number)

                                  Michael Hill
                             Chief Executive Officer
                              CommercePlanet, Inc.
                           30 S. La Patera Ln. Suite 7
                                Goleta, CA 93117
                                 (805) 964-9126
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 20, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

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CUSIP No. 20084U100
-------------------

1     NAME OF REPORTING PERSON

      Mr. Aaron Gravitz


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      a     [ ]
      b     [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS *

      Mr. Gravitz: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. Gravitz is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER:

      Mr. Gravitz has sole voting power over the 2,550,446 shares he beneficially owns.

8     SHARED VOTING POWER:

      Mr. Gravitz does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:

      Mr. Gravitz has sole dispositive power over the 2,550,446 shares he beneficially owns.

10    SHARED DISPOSITIVE POWER:

      Mr. Gravitz does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      AARON GRAVITZ: 2,550,446 SHARES (Mr. Gravitz owns 2,550,446 shares of common stock outright).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      _____.

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): BASED ON 47,299,323
      SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 16, 2006:

      Aaron Gravitz: 5.4%

14    TYPE OF REPORTING PERSON

      Aaron Gravitz: IN

ITEM 1: SECURITY AND ISSUER

      This Schedule 13D ("Schedule") relates to the acquisition of beneficial ownership of common stock, $0.001 par value per share of the Issuer whose principal executive office is located at 30 S. La Patera Ln. Ste. 7, Goleta, CA 93117.

ITEM 2: IDENTITY AND BACKGROUND

(a) Aaron Gravitz

(b) 30 S. La Patera Ln. Ste. 7, Goleta, CA 93117

(c) Mr. Gravitz is an employee of CommercePlanet, Inc. whose principal place of business is located at 30 S. La Patera Ln., Ste. 7, Goleta, CA 93117.

(d) During the last 5 years, Mr. Gravitz has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Gravitz has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gravitz is a citizen of the United States of America.


ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The common stock shares were issued to Mr. Gravitz outright as founder's shares.

ITEM 4: PURPOSE OF TRANSACTION

      Mr. Gravitz received the shares of common stock as founder's shares.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      a. Mr. Gravitz is the beneficial owner of 2,550,446 shares or 5.4% of the common stock issued and outstanding of the Issuer.

      b. Mr. Gravitz has sole voting and dispositive power over 2,550,446 shares of common stock of the Issuer.

      c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

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Mr. Gravitz effected the following transactions in the past 60 days:

-------------------------- -------------------------- --------------------------
                             AMOUNT OF COMMON STOCK
   DATE OF TRANSACTION             SHARES SOLD           PRICE SOLD PER SHARE
-------------------------- -------------------------- --------------------------
August 23, 2006                       10,000                     $1.05
-------------------------- -------------------------- --------------------------
August 24, 2006                       10,000                     $1.16
-------------------------- -------------------------- --------------------------
August 31, 2006                        5,200                     $1.04
-------------------------- -------------------------- --------------------------
September 12, 2006                     5,925                     $1.0817
-------------------------- -------------------------- --------------------------
September 15, 2006                    10,000                     $1.09
-------------------------- -------------------------- --------------------------
September 18, 2006                     5,000                     $1.21
-------------------------- -------------------------- --------------------------
September 20, 2006                     5,000                     $1.33
-------------------------- -------------------------- --------------------------

      d. N/A

      e. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Mr. Gravitz has no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

      N/A

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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Aaron Gravitz                              Date: October 20, 2006
----------------------                               ----------------
By: Aaron Gravitz